Exhibit 99.2
CISCO SYSTEMS, INC.
RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT
Dear [Field: Full Name]:
As you know, on October 1, 2012 (the "Closing Date") Cisco Systems, Inc. ("Cisco") acquired vCider, Inc. ("vCider"), (the "Acquisition") pursuant to the Agreement and Plan of Merger by and among Cisco, Vanderpool Acquisition Corp., vCider and the Stockholders' Agent dated as of October 1, 2012 (the "Merger Agreement").  On the Closing Date, you held one or more outstanding restricted stock units related to shares of vCider common stock granted to you under the vCider, Inc. 2012 Equity Incentive Plan (the "Plan").  Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of vCider under your outstanding restricted stock unit award(s).  This Restricted Stock Unit Assumption Agreement (the "Agreement") evidences the terms of Cisco's assumption of a restricted stock unit award(s) related to vCider common stock granted to you under the Plan (the "vCider RSUs"), and documented by a restricted stock unit agreement(s) and any amendment(s) and/or restricted stock unit assumption agreement(s) entered into by and between you and vCider (the "RSU Agreement(s)"), including the necessary adjustments for assumption of the vCider RSUs that are required by the Acquisition.
The table below summarizes your vCider RSUs immediately before and after the Acquisition:
Grant Details

Employee ID	[Field: Employee ID]
Grant Date	[Field: Grant Date]
Type of Award	[Field: Grant Type]
Grant Number	[Field: Grant Number]
Cisco Number of Shares	[Field: Shares Granted]
Original Number of Shares	[Field: Acquisition Shares]
Vesting Commencement Date	[Field: Vest Start Date]
The post-Acquisition adjustments are based on the Stock Unit Exchange Ratio of 0.0670597269, as determined in accordance with the terms of the Merger Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition.  The number of shares of Cisco common stock subject to your assumed vCider RSUs was determined by multiplying the Stock Unit Exchange Ratio by the number of Shares remaining subject to your vCider RSUs on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.
Unless the context otherwise requires, any references in the Plan or the RSU Agreement(s) to: (i) the "Company" or the "Corporation" means Cisco, (ii) "Stock," "Common Stock" or "Shares" means shares of Cisco common stock, (iii) the "Board of Directors" or the "Board" means the Board of Directors of Cisco and (iv) the "Committee" means the Compensation and Management Development Committee of the Board of Directors of Cisco.  References in this Agreement to "Employer" mean your actual employer.  All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of vCider or a subsidiary or affiliate will now refer to your status as an employee or consultant of Cisco or any present or future Cisco parent, subsidiary or affiliate.
The vesting commencement date, vesting schedule and expiration date of your assumed vCider RSUs remain the same as set forth in the RSU Agreement(s) and/or any notice of grant, (in this respect, please note that any discussion of terms (including vesting acceleration) in any employment offer letter (whether from Cisco, vCider or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed vCider RSUs) but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition.  Vesting of your assumed vCider RSUs will be suspended during all leaves of absence in accordance with Cisco's policies.  All other provisions which govern either the settlement or the termination of your assumed vCider RSUs remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition.
UPON TERMINATION OF YOUR ACTIVE EMPLOYMENT WITH CISCO OR ANY PRESENT OR FUTURE CISCO SUBSIDIARY, ALL UNVESTED RESTRICTED STOCK UNITS SHALL BE IMMEDIATELY FORFEITED WITHOUT CONSIDERATION.
Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and the right of Cisco or its parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason and whether or not in breach of local labor laws.  Future restricted stock units, if any, you may receive from Cisco will be governed by the terms of the Cisco plan under which such restricted stock units are granted, and such terms may be different from the terms of your assumed vCider RSUs, including, but not limited to, the vesting schedule.
Until Cisco's Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed vCider RSU(s) will not be released.
If you have any questions regarding this Agreement or your assumed vCider RSU(s), please contact ___________ at _________.
CISCO SYSTEMS, INC.
By:  /s/ Mark Chandler
Mark Chandler
Corporate Secretary

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed vCider RSU(s) listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such assumed vCider RSU(s), the Plan (as applicable) and this Restricted Stock Unit Assumption Agreement.

ATTACHMENTS
Exhibit A - Form S-8 Prospectus

CISCO SYSTEMS, INC.
NON-U.S. RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on October 1, 2012 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired vCider, Inc. (“vCider”), (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco , Vanderpool Acquisition Corp., vCider and the Stockholders' Agent dated as of October 1, 2012 (the “Merger Agreement”). On the Closing Date, you held one or more outstanding restricted stock units related to shares of vCider common stock that were previously granted to you under the vCider 2012 Equity Incentive Plan (the "Plan").  Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of vCider under your outstanding restricted stock unit award(s).  This Non-U.S. Restricted Stock Unit Assumption Agreement (the "Agreement") evidences the terms of Cisco's assumption of any restricted stock unit award(s) related to vCider common stock granted to you under the Plan (the "vCider RSUs") and documented by a restricted stock unit agreement(s) and any amendment(s) and/or restricted stock unit assumption agreement(s) entered into by and between you and vCider (the "RSU Agreement(s)"), including the necessary adjustments for assumption of the vCider RSUs that are required by the Acquisition.
The table below summarizes your vCider RSUs immediately before and after the Acquisition:
Grant Details

Employee ID	[Field: Employee ID]
Grant Date	[Field: Grant Date]
Type of Award	[Field: Grant Type]
Grant Number	[Field: Grant Number]
Cisco Number of Shares	[Field: Shares Granted]
Original Number of Shares	[Field: Acquisition Shares]
Vesting Commencement Date	[Field: Vest Start Date]
The post-Acquisition adjustments are based on the Stock Unit Exchange Ratio of 0.0670597269, as determined in accordance with the terms of the Merger Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed vCider RSUs was determined by multiplying the Stock Unit Exchange Ratio by the number of shares remaining subject to your vCider RSUs on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.
Unless the context otherwise requires, any references in the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation”" means Cisco, (ii) “Stock,” “Common Stock”" or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. As used in this Agreement, “Employer” means your actual employer.  All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of vCider will now refer to your status as an employee or consultant of Cisco or any present or future Cisco parent, subsidiary or affiliate.

The vesting commencement date, vesting schedule and expiration date of your assumed vCider RSUs remain the same as set forth in the RSU Agreement(s) and/or any notice of grant. (In this respect, please note that any discussion of grant terms (including vesting acceleration) in any employment offer letter (whether from Cisco, vCider or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed vCider RSUs) but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. Vesting of your assumed vCider RSUs will be suspended during all leaves of absence in accordance with Cisco's policies. All other provisions which govern either the settlement or the termination of your assumed vCider RSUs remain the same as set forth in the RSU Agreement(s) and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement related to vCider common stock except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition.
UPON TERMINATION OF YOUR ACTIVE EMPLOYMENT WITH CISCO OR ANY PRESENT OR FUTURE CISCO SUBSIDIARY, ALL UNVESTED RESTRICTED STOCK UNITS SHALL BE IMMEDIATELY FORFEITED WITHOUT CONSIDERATION.
Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and the right of Cisco or its parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason, whether or not in breach of local labor laws. Future restricted stock units, if any, you may receive from Cisco will be governed by the terms of the Cisco equity plan under which such restricted stock units are granted, and such terms may be different from the terms of your assumed vCider RSUs, including, but not limited to, vesting and forfeiture upon your termination of active employment.
The following are additional terms and conditions of your assumed vCider RSUs:

Tax Related Items.
Prior to conversion/acceleration of vesting of the assumed vCider RSUs if the conversion/acceleration is a taxable event in your country), you authorize Cisco and/or your Employer, or their respective agents, at their discretion to satisfy any obligations for tax liability, including income tax, payroll tax, social contributions, or any other tax-related withholding (”Tax-Related Items”“) in relation to your assumed vCider RSUs by one or a combination of the following:  (1) withholding all applicable Tax-Related Items from your wages or other cash compensation paid to you by Cisco and/or the Employer; (2) withholding from proceeds of the sale of the Shares issued upon settlement of the vCider RSUs either through a voluntary sale or through a mandatory sale arranged by Cisco (on your behalf, pursuant to this authorization); (3) withholding of Shares that would otherwise be issued upon vesting of the vCider RSUs or (4) requiring you to satisfy the liability for Tax-Related Items by means of any other arrangement approved by Cisco.  If the obligation for Tax Related Items is satisfied by withholding of Shares, for tax purposes, you are deemed to have been issued the full number of Shares subject to the vested vCider RSUs, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax Related Items due as a result of any aspect of your participation in the Plan. To avoid financial accounting charges under applicable accounting guidance, Cisco may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or may take any other action required to avoid financial accounting charges under applicable accounting guidance.  Finally, you must pay to Cisco or the Employer any amount of Tax-Related Items that Cisco or the Employer may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means previously described.  Cisco may refuse to convert your assumed vCider RSUs and/or refuse to issue or deliver the Shares or the proceeds of the sale of Shares if you fail to comply with your obligations in connection with the Tax-Related Items as described in this Paragraph.

Regardless of any action Cisco or the Employer takes with respect to any or all Tax-Related Items, you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by Cisco or the Employer.  You further acknowledge that Cisco and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the vCider RSUs, including the grant, vesting, conversion into restricted stock units over Cisco Shares, any acceleration of vesting, the subsequent sale of Shares acquired pursuant to vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the conversion of vCider RSUs into restricted stock units over Cisco Shares, any acceleration of vesting or any aspect of the vCider RSUs to reduce or eliminate your liability for Tax-Related Items or achieve a particular tax result.  Further, if you become subject to taxation in more than one jurisdiction between the grant date and the date of any relevant taxable event, you acknowledge that Cisco and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
Data Privacy.
You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal information as described in this Agreement by and among, as applicable, the Employer, and Cisco and its parent, subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.
You understand that Cisco and the Employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number (or other social or national identification number), salary, nationality, job title, residency status, any Shares or directorships held in Cisco, details of all assumed vCider RSUs or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding (“Data”), for the purpose of implementing, administering and managing your participation in the Plan.  You understand that Data may be transferred to Cisco or any of its parent, subsidiaries or affiliates, or to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, including outside the European Economic Area, and that the recipient's country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data to a broker or other third party assisting with the administration of the assumed vCider RSUs under the Plan or with whom Shares acquired pursuant to the vesting of the assumed vCider RSUs or cash from the sale of Shares may be deposited.  Furthermore, you acknowledge and understand that the transfer of such Data to Cisco or any of its parent, subsidiaries or affiliates, or any third parties is necessary for your participation in the Plan.
You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan.  You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting your local human resources representative.  You further acknowledge that withdrawal of consent may affect your ability to realize benefits from the assumed vCider RSUs and your ability to participate in the Plan.  For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.
No Entitlement or Claims for Compensation.
By accepting this Agreement, you hereby acknowledge and agree as follows:
(a) Your rights, if any, in respect of or in connection with the assumed vCider RSUs or any other stock award are derived solely from the discretionary decision of Cisco to permit you to benefit from a discretionary award.  The Plan may be amended, suspended or terminated by Cisco at any time, unless otherwise provided in the Plan and this Agreement or the RSU Agreement(s).  By accepting this Agreement, you expressly acknowledge that there is no obligation on the part of Cisco to continue the Plan and/or grant any additional stock awards or benefits in lieu of restricted stock units, options or any other stock awards even if vCider RSUs have been granted repeatedly in the past.  All decisions with respect to future stock awards, if any, will be at the sole discretion of Cisco.
(b) The assumed vCider RSUs and the Shares subject to the assumed vCider RSUs are not intended to replace any pension rights or compensation and are not to be considered compensation of a continuing or recurring nature, or part of your normal or expected compensation, and in no way represent any portion of your salary, compensation or other remuneration for any purpose, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services for vCider, the Employer or Cisco or its parent, subsidiaries or affiliates.  The value of the assumed vCider RSUs and the Shares subject to the vCider RSUs are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to vCider, the Employer or Cisco or its parent, subsidiaries or affiliates and which are outside the scope of your written employment agreement (if any).
(c)   You acknowledge that you are voluntarily participating in the Plan.
(d)   Neither the Plan nor the assumed vCider RSUs or any other stock award granted under the Plan shall be deemed to give you a right to remain an employee, consultant or director of Cisco, its parent, subsidiaries or affiliates.  The Employer reserves the right to terminate your service at any time, with or without cause, and for any reason, subject to applicable laws, Cisco's Articles of Incorporation and Bylaws and a written employment agreement (if any).
(e) Your participation in the Plan will not be interpreted to form an employment contract or relationship with the Employer or Cisco or its parent, subsidiaries or affiliates.
(f)  The future value of the underlying Shares is unknown and cannot be predicted with certainty.  If you vest in the assumed vCider RSUs and obtain Shares, the value of the Shares acquired upon issuance may increase or decrease in value. You understand that neither the Employer, nor Cisco or its parent, subsidiaries or affiliates is responsible for any foreign exchange fluctuation between the Employer's local currency and the United States Dollar (or the selection by Cisco or the Employer in its sole discretion of an applicable foreign currency exchange rate) that may affect the value of the assumed vCider RSUs or Shares received (or the calculation of income or any taxes, social contributions, or other charges thereunder).
(g)  In consideration of the conversion of the assumed vCider RSUs, no claim or entitlement to compensation or damages shall arise from forfeiture of the assumed vCider RSUs resulting from termination of your service by Cisco or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and you irrevocably release Cisco and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.
(h) In the event of your termination of service, your right to vest in the assumed vCider RSUs will end as of the date you are longer actively providing services and will not be extended by any notice period mandated under local law (e.g., your active service period would not include any period of “garden leave” or similar period pursuant to local law). For the avoidance of doubt, you will be deemed to have ceased actively providing services as of the date that notice of termination is provided (whether by Cisco or the Employer for any reason or by you upon resignation), unless Cisco in its exclusive discretion determines otherwise for purposes of the assumed vCider RSUs.
(i) You agree that Cisco may require the vCider RSUs assumed and converted hereunder and the Shares held by a broker to be designated by Cisco.
(j) You agree that your rights to acquire Shares or proceeds from the sale of Shares hereunder (if any) shall be subject to set-off by Cisco for any valid debts that you owe to Cisco.
(k) The vCider RSUs and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.
(l) Cisco and the Employer are not providing any tax, legal or financial advice, nor are Cisco and the Employer making any recommendations regarding your participation in the Plan, or your acquisition or sale of Cisco Shares; you are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.
You hereby acknowledge and agree as follows: (a) the conversion and adjustment of your assumed vCider RSUs and/or acceleration of vesting of your assumed vCider RSUs to awards over Cisco Shares may have adverse tax and social insurance contribution consequences, including but not limited to any loss of tax and social insurance qualified status and the inability to obtain a tax or social insurance refund for taxes or contributions already paid on such assumed vCider RSUs, and that vCider, Cisco and your Employer do not take any responsibility or liability with respect to the loss of tax and social insurance qualified status of your assumed vCider RSUs; (b) you received information regarding the adjustment and conversion of your vCider RSUs; and (c) you acknowledge that vesting and settlement of your vCider RSUs and the issuance of Shares are contingent upon compliance with applicable local laws; in particular, if allowing you to vest in or receive assumed vCider RSUs or Shares subject to the vCider RSUs would not be compliant with applicable foreign securities laws, you will not be permitted to receive Shares under this Agreement.
You acknowledge that if you have received this Agreement or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version will take precedence.  Cisco may, in its sole discretion, decide to deliver any documents related to the assumed vCider RSUs and this Agreement by electronic means or to request your consent to participate in the Plan by electronic means.  You hereby consent to receive such documents by electronic delivery and, if requested, agree to participate in the Plan through an on-line or electronic system established and maintained by Cisco or a third party designated by Cisco.
Cisco reserves the right to impose other requirements on your participation in the Plan, on the assumed vCider RSUs and on any Shares acquired under the Plan, to the extent Cisco determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. You agree to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.  Furthermore, you acknowledge that the laws of the country in which you are working at the time of vesting of the assumed vCider RSUs or the sale of Shares received pursuant to this Agreement (including any rules or regulations governing securities, foreign exchange, tax, labor, or other matters) may subject you to additional procedural or regulatory requirements that you are and will be solely responsible for and must fulfill. Notwithstanding any provision herein to the contrary, the assumed vCider RSUs and any Shares shall be subject to any special terms and conditions or disclosures as set forth in any attached Country-Specific Addendum for your country, which forms part the Agreement.
Until Cisco's Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgement below) your Cisco account will not be activated and your assumed vCider RSUs may not be settled. If you have any questions regarding this Agreement or your assumed vCider RSUs, please contact ________ at ___________.

 CISCO SYSTEMS, INC.
By:  /s/ Mark Chandler
Mark Chandler
Corporate Secretary
ACKNOWLEDGMENT
[Field: Full Name] acknowledges that clicking on the “I Agree” button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed vCider RSUs listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such assumed vCider RSUs, the Plan and this Non-U.S. Restricted Stock Unit Assumption Agreement.